CONFIDENTIAL TREATMENT REQUESTED BY GENCORP INC.
PURSUANT TO 17 C.F.R. § 200.83:  GY CTR 07/07/11

July 7, 2011

 CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA
EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE
OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN
NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
100 F Street, N.E. Stop 4631
Washington, D.C. 20549
Attn:  John Hartz, Senior Assistant Chief Accountant

Re:	GenCorp Inc.
Form 10-K for the Fiscal Year ended November 30, 2010 Filed February 2, 2011
Form 10-Q for the Fiscal Quarter ended February 28, 2011 Filed April 8, 2011
Schedule 14A filed on February 17, 2011
File No. 1-1520

Ladies and Gentlemen:

We received your letter dated June 22, 2011 including comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced documents filed by GenCorp Inc. (the “Company”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For your convenience, we have included the Staff comments in the body of this letter and have provided responses thereto immediately following each comment.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A
FILED FEBRUARY 17, 2011

Compensation Discussion and Analysis, page 26

Long-Term Incentives, page 29

1.
We note your response to comment six of our letter dated May 5, 2011.  Without more information, we are not able to conclude that you have made a reasonable showing that disclosure of the corporate goals tied to payouts under the 2010 LTIP would cause substantial competitive harm.  Please provide a more detailed discussion that analyzes the nexus between disclosure of the financial and operational objectives and the specific manner in which competitors could use the information to obtain the competitive advantages cited.  We would expect to see a separate analysis for each specific objective that includes differentiation between historical and prospective goals and the corresponding effect on your belief that competitive harm would ensue through disclosure.

Securities and Exchange Commission	Confidential Treatment Requested
July 7, 2011	Under 17 C.F.R. § 200.83

The Company advises the Staff that the vesting of the performance stock option grants made in fiscal 2010 is based on meeting the Economic Value Added (“EVA”) performance target with a performance period of two years. These performance stock options were granted to Mr. Seymour, Ms. Redd, and Mr. Conley as shown in the 2010 Grants of Plan-Based Awards table on page 36 of the Proxy statement. The following table shows the target objectives and payout levels for the threshold, target, and maximum levels of achievement:

[***]

The EVA target is derived from the Company’s highly confidential internal operating plan and the goals and objectives contained therein.  Our operating plan is not released or disclosed to the public.  Rather, we undertake significant measures to protect this information from inadvertent disclosure by, among other things, restricting the persons who have access to the information to those selected individuals who have a need to know the information, and limiting those individuals to persons who have obligations to the Company not to disclose the information in an unauthorized manner.  Competitive harm would ensue to the Company from public disclosure of the fiscal 2012 threshold, target and maximum EVA targets because such disclosures would allow our competitors to determine if the Company’s annual operating plan provides for the Company to grow organically or through acquisition.  In addition, our distributors and customers could use disclosure of the EVA targets to determine their margins and in turn, seek more favorable contract terms.

The vesting of the performance restricted stock grants made in fiscal year 2010 is based on (i) sales, (ii) earnings before interest, taxes, depreciation and amortization, and retirement benefit expense (“EBITDAP”), and (iii) asset utilization, with a performance period of two years. These performance restricted stock awards were granted to Mr. Bregard and Mr. Conley as shown in the 2010 Grants of Plan-Based Awards table on page 36 of the Proxy Statement.  The following table shows the target objectives and payout levels for the threshold, target, and, maximum levels of achievement:

[***]

These targets are also derived from our confidential annual operating plan and disclosure of these specific performance targets would offer insight into the Company’s confidential operating plan which would enable our competitors to measure the Company’s performance against the plan to determine what portions of the Company’s products or geographic regions are most vulnerable to competition. Disclosure of specific targets at this precision level allows our competition to foresee and react to areas where we see growth opportunities, to our detriment.  Distributors and customers could also use disclosure of these specific targets to determine their margins and in turn, seek more favorable contract terms.

Specifically, competitive harm would ensue to the Company from public disclosure of the fiscal 2012 threshold, target and maximum sales targets because such disclosures would provide our competitors with the ability to determine if the Company’s annual operating plan provides for the Company to grow sales organically or through acquisition.  [***]

Competitive harm would ensue to the Company from public disclosure of the fiscal 2012 threshold, target and maximum EBITDAP targets because such disclosures would allow our competitors to understand our profit margin targets to determine their margins and in turn, have an advantage in the contract award process.

Securities and Exchange Commission	Confidential Treatment Requested
July 7, 2011	Under 17 C.F.R. § 200.83

Competitive harm would ensue to the Company from public disclosure of the fiscal 2012 threshold, target and maximum asset utilization targets because such disclosures would allow competitors to have another method of determining our forecasted target asset and sales levels which, in turn, would provide our competitors with the ability to determine if the Company’s annual operating plan provides for the Company to grow sales and assets organically or through acquisition.

We further believe that the disclosure of targets could be misleading and misused by competitors or investors by creating inappropriate expectations as to our ability to meet our internal confidential operating plans.  We do not want investors or competitors to interpret such targets as being in the range of what we believe is likely to be achieved.  By maintaining confidentiality, the Compensation Committee and/or Board can set corporate performance goals at levels that allow it to challenge management without being concerned that the investing public will be misled due to investors viewing the targets as financial guidance.  If forced to disclose these targets, the Compensation Committee and/or Board may feel pressure to set targets at more easily achievable levels in order to reduce or eliminate the risk of harm to the Company, which would in turn remove a portion of management’s incentive and make it significantly more difficult for the Company to reach its desired, but currently unstated, targets.

Additionally, disclosure of historical performance target levels could allow competitors to forecast or extrapolate our business model to future periods and subject us to similar risks.  We may also have multi-year strategies that would be harmed by disclosure of historical performance targets.

In conclusion, we believe disclosure of the specific targets outlined above on both a historical and prospective basis would cause significant competitive harm by revealing confidential and commercially sensitive information around the Company’s expectations and objectives for financial, operational, product, and business performance considerations.

As requested by the Staff, we are providing the following acknowledgements:

-	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
-	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
-	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please do not hesitate to contact me at 916-355-2361.

Sincerely,

/s/ Kathleen E. Redd

Kathleen E. Redd
Vice President, Chief Financial Officer and Secretary